

Mail Stop 3233

November 1, 2017

Via E-mail
Ms. Terri Garnick
Chief Financial Officer
Strategic Realty Trust, Inc.
66 Bovet Road, Suite 100
San Mateo, CA 94402

**Re: Strategic Realty Trust, Inc.
Form 10-K for the fiscal year ended December 31, 2016
Filed March 24, 2017
File No. 000-54376**

Dear Ms. Garnick:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Funds From Operations, page 45

1.   We note that your funds from operations ("FFO") reconciliation adjusts for amortization of in-place leases and other intangibles, which is inconsistent with the FFO measure as defined by NAREIT. In future filings, please revise to remove this adjustment and confirm that your FFO measure is as defined by NAREIT. Alternatively, please rename your non-GAAP measure (e.g., adjusted FFO attributable to common shares and Common Units), and reconcile net income (loss) to FFO as defined by NAREIT and FFO to your adjusted measure.

Notes to Consolidated Financial Statements

Note 5. Variable Interest Entities, page F-21

2.   We note that you consolidate the Gelson's joint venture and the 3032 Wilshire joint
        venture, which are variable interest entities in which you are the primary beneficiary.
        Please provide us with your detailed analysis discussing your basis in consolidating the
        joint ventures, and cite the accounting literature relied upon.

        We remind you that the company and its management are responsible for the accuracy
and adequacy of their disclosures, notwithstanding any review, comments, action or absence of
action by the staff.

        You may contact Isaac Esquivel, Staff Accountant, at (202) 551-3395 or Shannon
Sobotka, Staff Accountant, at (202) 551-3856 with any questions.

                                        Sincerely,

                                        /s/ Shannon Sobotka

                                        Shannon Sobotka
                                        Staff Accountant
                                        Office of Real Estate and
                                        Commodities